United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: The Walt Disney Company

Name of persons relying on exemption: The Educational Foundation of America

Address of persons relying on exemption: 4801 Hampden Lane, Suite 106, Bethesda MA 20814

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Shareholders of The Walt Disney Company
RE:	Item No. 7 (“Political expenditures report”)
DATE:	March 10, 2023
CONTACT:	Shelley Alpern, Rhia Ventures at Corporate.Enagement@rhiaventures.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Educational Foundation of America is not able to vote your proxies, nor does this communication contemplate such an event. The Educational Foundation of America urges shareholders to vote for Item No. 7 following the instructions provided on management's proxy mailing. The cost of disseminating the foregoing information to shareholders is being entirely borne by the Educational Foundation of America.

The Educational Foundation of America urges shareholders to vote YES on of Item No. 7 on the 2023 proxy ballot of The Walt Disney Company (“Disney” or “the Company”). The Resolved clause states:

Shareholders request that Disney annually analyze and report, at reasonable expense, the congruence of its political and electioneering expenditures during the preceding year against its publicly stated company values and policies, listing and explaining instances of incongruent expenditures, and stating whether the identified incongruencies have or will lead to a change in future expenditures or contributions.

1

The full text of the proposal can be viewed at https://rhiaventures.org/wp-content/uploads/2023/01/Disney-shareholder-proposal-final.pdf.

About The Educational Foundation of America

The Educational Foundation of America (EFA) is a private family foundation supporting creative initiatives working toward sustainability, justice, and equity, through grant making and impact investing. We support nonprofit organizations working in the arts, the environment, democracy, and reproductive health and justice.

EFA is a long-term shareholder in Disney and the Proponent of this proposal. We urge you to cast a YES vote in support because it is apparent that many recipients of the Company’s political contributions actively support policies that run contrary to the Company’s business interests and corporate responsibility initiatives. Greater accountability to shareholders is warranted.

Set forth below are our reasons for supporting Item No. 7.

Disney’s Political Contributions and the Incongruency Problem

Disney’s political expenditures appear to be misaligned with the Company’s values and interests, and may, on balance, even undermine them.

1.	Contributing to candidates and organizations blocking progress on climate change.

Disney has committed to achieving net zero emissions for its direct operations by 2030, after establishing a long-term emissions plan in 2009. It has invested nearly $100M in projects since 2009 addressing climate change and “providing co-benefits like conserving habitat for wildlife, creating jobs, protecting water resources, and reducing impacts from floods and soil erosion.” (https://impact.disney.com/environment/natural-climate-solutions/, accessed 2.20.23)

These actions are laudable and much-welcome mitigations against climate impacts that will impact Disney’s operations heavily. In a typical year between 1985-2005, people in Orlando, where Disney parks and destinations are located, experienced about 7 days above 95.1ºF in a year. By 2050, people in Orlando, Florida are projected to experience an average of about 76 days per year over 95.1ºF. Researchers also predict that, by that same time, Orlando will see 100-plus days per year of heat-index conditions over 104 degrees. It can be expected that these temperatures will reduce visitors to Disney theme parks and destinations. Moreover, forty-three percent (43%) of buildings in Orlando are currently at risk of wildfire, and 19% at risk of flooding https://climatecheck.com/florida/orlando and https://www.orlandoweekly.com/news/its-too-damn-hot-in-florida-4463003). Anaheim is expected to experience at least 25 days hotter than 93ºF by 2050, and is at “extreme” risk currently for drought. Worldwide, Disney has additional theme parks in Paris, Tokyo, Shanghai and Hong Kong, which will also experience rising temperatures.

However, Disney’s political and lobbying activities undermine the prospects of the world’s climate mitigation efforts to succeed. Disney self-reported 2021 payment of $250,000-500,000 to the US Chamber of Commerce, which has consistently lobbied to roll back U.S. climate regulation and promoted regulations that would slow the transition towards a low carbon energy mix. In 2021, 25% of Disney’s contributions were used by the Chamber for lobbying activities, including opposition to climate reform measures (https://impact.disney.com/app/uploads/Current/2021-US-Trade-Association-Memberships.pdf) ..

2

Disney is also a member of the RATE Coalition, which aggressively fought the $3.5 trillion budget plan passed by Congress in 2021 that included the most ambitious climate legislation ever passed in the United States (Washington Post, “Corporate America launches massive lobbying blitz to kill key parts of Democrats’ $3.5 trillion economic plan,” 8.31.2021 at https://www.washingtonpost.com/us-policy/2021/08/31/business-lobbying-democrats-reconciliation).

2.	Impeding women’s advancement in the workplace by supporting candidates and organizations weakening access to reproductive health care

Disney’s corporate social responsibility reports and Reimagine Tomorrow dashboard reference multiple efforts to maintain an inclusive and supportive workplace for all its employees, and to advance women to positions of leadership within the Company.

Access to comprehensive family planning services is critical to women’s ability to advance in the workplace. Reproductive health services are used by nearly all women—99% of women have used contraception, and 24% of women have had an abortion by age 45. Nearly 9 in 10 women say that controlling if and when to have children is important to their careers. Women who cannot access abortion when needed are three times more likely to be unemployed, and four times more likely to have a household income below the federal poverty level.*

Disney’s support for lawmakers seeking to restrict access to reproductive health care directly impedes the company’s progress toward gender equity. In the 2020 and 2022 election cycles (through mid-2022), Disney and its employee PAC made political donations totaling nearly $2.5 million to politicians and political organizations in the U.S. working to weaken women’s access to reproductive health care, at the state and federal levels. In some locales, the support is lopsided; for example, 70% of Disney’s political contributions went to anti-choice politicians in Florida in the 5-year run-up to the state’s passage of a 10-week abortion ban in 2022 (Source: Sustainable Investments Institute, available upon request).

This pattern is not new -- in 2015-2018, the total contributions from the Company to anti-choice lawmakers was more than $1.5 million. Nor is it unusual among America’s largest companies. Contributions from the corporate sector have enabled of the erosion of abortion access for decades.

Disney and its industry are being challenged by the creative community they rely upon to cease political support for anti-abortion lawmakers. In July 2022, Variety published a letter from more than 400 showrunners to the major studios, demanding specific protocols to protect pregnant employees in states where abortion is outlawed, and calling on the companies to stop “all political donations to anti-abortion candidates and political action committees immediately” (https://variety.com/2022/tv/news/tv-writers-demand-safety-protocols-abortion-bans-1235327815/).

3.	Disney is supporting champions of discredited 2020 election fraud conspiracy theories.

_____________________________

* Sources “Contraceptive methods women have ever used: United States, 1982–2010,” National Health Statistics Reports, 2013, at https://pubmed.ncbi.nlm.nih.gov/24988816/ & “Abortion Is a Common Experience for U.S. Women, Despite Dramatic Declines in Rates,” Guttmacher Institute, October 18, 2017 at https://www.guttmacher.org/news-release/2017/abortion-common-experience-us-women-despite-dramatic-declines-rates; PerryUndem Research & Communication, 2019, Tara Health Foundation, November 5, 2019; and Diana Green Foster et al., “Turnaway Study,” Advancing New Standards in Reproductive Health, UCSF, at https://www.ansirh.org/research/ongoing/turnaway-study, accessed November 6, 2019.)

3

In January 2021, Disney stated:

The insurrection at our nation’s Capitol was a direct assault on one of our country’s most revered tenets: the peaceful transition of power. In the immediate aftermath of that appalling siege, Members of Congress had an opportunity to unite—an opportunity that some sadly refused to embrace. In light of these events, we have decided we will not make political contributions in 2021 to lawmakers who voted to reject the certification of the Electoral College votes (Deadline, 01/12/21 at https://deadline.com/2021/01/walt-disney-company-motion-picture-association-capitol-siege-1234672562).

Disney reversed pledge in 2022, giving to three members of Congress in this group (https://www.accountable.us/corporate-donations-tracker/), each of whom also voted against the creation of the January 6 Commission (Washington Post, 5.19.21 at (https://www.washingtonpost.com/politics/2021/05/19/jan-6-commission-vote).

In general, corporate political giving has played a significant role in the finances of candidates who discredited the 2020 election results. According to an analysis conducted by the Leadership Now Project, in the 2020 election cycle, 76 of the candidates who later voted against certifying the 2020 election results received more than 25% of their funding from corporate PACs and 25 of those received more than 50% of their funding from corporate PACs. (Leadership Now, “ESG and Corporate Political Spending: Practical Actions for Business Leaders to Reduce Risk, Ensure Alignment and Support a Stable Economic Environment,” 2022 at https://bit.ly/3ILlDAX).

4.	Contributing to politicians seeking to censor diversity initiatives in the workplace and in education

Disney’s Reimagine Tomorrow website invites visitors to “Learn more about the actions we’re taking to create a more equitable, diverse, and inclusive global community” (https://reimaginetomorrow.disney.com/news-highlights, accessed 2.20.23). The site states, “The more our customers worldwide are reflected in our workforce, the better we’re able to serve them authentically. When our employees perceive that Disney culture supports their professional development and advancement, they can be authentic, contribute freely, and take pride in our company,” and links to numerous initiatives to support this goal.

In recent weeks, Disney has celebrated Black History Month by featuring Black stories on its Disney Park Blog, and “highlight[ing] special experiences at Disneyland Resort and Walt Disney World Resort.” Yet Disney has contributed generously to Florida Governor Ron DeSantis, the champion of Florida’s Stop Woke Act, which strictly curtails employers’ freedom to determine the curriculum for their diversity, equity, and inclusion (“DEI”) trainings and seminars. DeSantis is also leading the attack on the College Board’s AP African American History course, following on a ban against the teaching of critical race theory in the state’s schools. Disney has contributed over $100,000 to Governor DeSantis’s PAC since 2019. The Company also gave $4,126 to the chief sponsor of the “Don’t Say Gay” bill in the Florida House, and $1,000 to the chief sponsor of that bill in the Florida Senate.

While the Florida legislature was considering the “Don’t Say Gay” bill in March 2022, Disney employees staged a walkout, week-long protests at Disney Studios, and a social media campaign calling on the company to move from a position of neutrality to fighting the bill. They succeeded in forcing then-CEO Bob Chapek to declare his public opposition to the bill and apologized to workers for not taking earlier action. In response to the, Governor DeSantis championed legislation taking control of the Reedy Creek Improvement District that conferred tax breaks and a strong measure of self-governance to Disney for decades. According to analysis in the New York Times, the takeover “could cause the cost of building projects at the resort to balloon.” Florida state representative Anna Eskamani (Orlando) opined that Disney no longer can “speak up against the governor ever” (Variety, 2.11.23, at https://bit.ly/3lJhZy9).

4

In a press conference on February 27, 2023, Governor DeSantis declared “there’s a new sheriff in town” and explicitly linked the revocation of Disney’s privileges in central Florida to the Company’s principled stand against the “Don’t Say Gay” bill.

Why did Disney contribute to candidates so opposed to its values that they would attack the Company with such zeal? This radical misalignment of political spending with values cost the Company twice. First, when employees lost confidence in Mr. Chapek, and second, when partisan politicians asserted control over Reedy Creek.

Why a YES Vote is Warranted: A Response to Disney’s Opposition Statement

The examples above illustrate vividly why we believe Disney is doing a disservice to its shareholders and broader stakeholders by failing to align its political expenditures with its policies and values.

The Supreme Court has interpreted the Constitution as permitting political spending by corporations, but it has also emphasized the rights of investors to use shareholder democracy to ensure accountability for this spending. In our highly polarized and increasingly explosive political environment, shareholders must insist upon a more responsible and coherent political spending strategy. We believe Disney’s reputation is at risk, regardless of disclaimers asserting that contributions do not imply an endorsement of all of the recipients’ views.

Disney’s statement of opposition to our proposal references the Company’s current governance and transparency mechanisms while evading the concerns raised in the proposal. The main arguments advanced are that (1) current disclosures address the concerns raised in the proposal, and (2) addressing misalignment is “impracticable,” and could be “misleading and counterproductive,” and (3) the proposal is an attempt “to micromanage and advance a limited agenda rather than recommend an action to enhance shareholder value.” We address each claim below.

1.	Current disclosures do not address the concerns raised in the proposal.

Disney’s current disclosures do provide needed transparency into the disposition of the company’s political dollars, but they also reveal a pattern of political spending which continuously compromises important elements of the company’s professed values and threatens the achievement of organizational priorities. This memo has detailed the actual harm to Disney’s reputation that has resulted. The Proponents believe that risk of further harm can be mitigated by expanding future disclosures to address how the company identifies and defines misalignment and sharing what steps it is taking to reduce such misalignment.

The opposition statement refers to enhanced disclosure regarding trade association membership and alignment. While this is welcome, it is not a substitute for additional disclosure on contributions to state and local candidates, parties, and organizations that promote or oppose such candidates or state and local ballot initiatives.

5

2.	Addressing misalignment is doable and productive.

The opposition statement asserts a straw-man argument in claiming “the requested report is impracticable because alignment with any organization or politician on every matter of importance is unlikely to be achieved…. A report on that alignment can be misleading and counterproductive to such engagement and does not add value to shareholders.”

The Proponents do not believe that it is necessary or possible for the Company to march in perfect step with the views and positions of every recipient of its political contributions. We do believe it would be beneficial for the Company to seek to reduce misalignment, and that the discipline provided by an annual public report on misalignment and its impacts upon the Company’s future expenditures or contributions will help achieve this end.

What is truly counterproductive is the status quo: a pattern of channeling political spending to recipients who do not have the best interests of the Company in mind, and in some cases, use Disney as a political punching bag.

3.	Annual reporting on political spending misalignment will enhance shareholder value by providing accountability to Disney shareholders

A number of similar proposals addressing political misalignment have appeared on corporate proxy ballots. The Company’s opposition statement claims that the proposal is an example of micromanagement. Yet the Securities and Commission has repeatedly disagreed with this line of argument when it has been asked to adjudicate whether proposals of this type should be excluded from the corporate proxy statements

Shareholders have signaled strong support for these proposals, including a 46.2% vote at Cigna in 2022, and a 47% vote at Pfizer in 2021.

In a 2021 speech, then-acting SEC Allison Herren Lee Chair reaffirmed the salience of political spending disclosure to investment decision-making:

[P]olitical spending disclosure is inextricably linked to ESG issues. Consider for instance research showing that many companies that have made carbon neutral pledges, or otherwise state they support climate-friendly initiatives, have donated substantial sums to candidates with climate voting records inconsistent with such assertions. Consider also companies that made noteworthy pledges to alter their political spending practices in response to racial justice protests, and whether, without political spending disclosure requirements, investors can adequately test these claims, or would have held corporate managers accountable for those risks before they materialized. Political spending disclosure is key to any discussion of sustainability.

(“A Climate for Change: Meeting Investor Demand for Climate and ESG Information at the SEC,” March 15, 2021 at https://bit.ly/3vXEH6D.)

Disney’s opposition statement evades the central issue raised by our proposal: the risk of potential damage to Company reputation, shareholder value, and broader stakeholder interests that steadily accrues when corporate treasury and PAC dollars subsidize recipients whose activities undermine the Company’s product lines and values it has publicly embraced. In an environment in which corporate political activity is closely scrutinized, we believe that Disney would be wise to incorporate its values into its criteria for determining which recipients are eligible for political contributions.

6

Inconsistency can pose risk to corporate reputation, brand and market share by leaving companies vulnerable to charges of hypocrisy or indifference to their impacts on communities, employees and the environment. While intangible, reputation matters. A survey of 2,200 global executives worldwide in 2021 found that, on average, global executives attribute 63% of their company’s market value to their company’s overall reputation. (The State of Corporate Reputation in 2020: Everything Matters Now, Weber Shandwick and KRC Research, 2020 at https://bit.ly/3rabGRw.)

In sum, we believe that preparing the requested report will help ensure that Disney does more to monitor its political expenditures so that they do not erode shareholder value by diminishing the Company’s reputation, consumer loyalty, employee support and morale, brand, values, and corporate responsibility initiatives.

Vote “Yes” on Shareholder Proposal No. 7.

For questions, please contact Shelley Alpern at shelley@rhiaventures.org.

THE FOREGOING INFORMATION SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE, AND MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILER OF THIS SOLICITATION. PROXY CARDS WILL NOT BE ACCEPTED. PLEASE DO NOT SEND YOUR PROXY TO THE EDUCATIONAL FOUNDATION OF AMERICA. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

7